SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANT-E CORPORATION

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

Advant-e Corporation

(Name of Person Filing Statement)

00761J107

(CUSIP Number of Class of Securities)

Jason Wadzinski Chief Executive Officer Advant-e Corporation 2434 Esquire Drive Beavercreek, Ohio 45431 (937) 429-4288

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

with a copy to:

Barbara L. Sager, Esq.

120 W. Second Street, Suite 1111

Dayton, Ohio 45402

(937) 443-0295

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$365,000.00	$49.79

*	Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock based upon the aggregate number of shares owned by holders of less than 10,000 pre-reverse stock split shares.
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #7 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by .00013640.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: Schedule 13E-3

Filing Party: Advant-e Corporation

Date Filed: November 30, 2012

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Advant-e Corporation (the “Company”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Split” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. Advant-e Corporation is the subject company. Its principal executive office is located at 2434 Esquire Drive, Beavercreek, Ohio 45431 and its telephone number is (937) 429-4288.

(b) Securities. The information set forth in the Information Statement under the caption “Effects of the Reverse/Forward Split on the Number of Authorized and Issued Shares” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Information Statement under the caption “Trading Market and Price” is incorporated herein by reference.

(d) Dividends. The information set forth in the Information Statement under the caption “Dividends Paid by the Company” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Information Statement under the captions “Stock Purchases by the Company” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Advant-e Corporation is the filing person of this Schedule 13E-3. Its principal business office is located at 2434 Esquire Drive, Beavercreek, Ohio 45431 and its telephone number is (937) 429-4288. The Directors of the Company are: Jason Wadzinski and James Lesch. The executive officers of the Company are Jason Wadzinski (Chief Executive

Officer and Chairman of the Board), and James Lesch (Chief Financial Officer). The address of each officer and director is 2434 Esquire Drive, Beavercreek, Ohio 45431 and his telephone number is (937) 429-4288.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. With respect to each current officer and director of the Company:

Jason Wadzinski has been Chairman of the Board and Chief Executive Officer since 2000. He has been a board member since 2000.

James Lesch has been a director since 2005. He has been the Chief Financial Officer since 2005.

During the last five years, Messrs. Wadzinski and Lesch have not been convicted in a criminal proceeding and they have not been parties to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state laws, or finding a violation of any federal or state law.

Messrs. Wadzinski and Lesch are citizens of the United States.

Item 4. Terms Of The Transaction.

(a) Material Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Split”, “Questions and Answers about the Reverse/Forward Split” and “Special Factors – Structure of the Reverse/Forward Split” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Information Statement under the caption “Special Factors – Structure of the Reverse/Forward Split ” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Split” and “Special Factors – Dissenter’s and Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations And Agreements.

(a) Transactions. Not Applicable

(b) Significant Corporate Events. Not Applicable.

(c) Negotiations or Contacts. Not Applicable.

(e) Agreements Involving the Company’s Securities. Not Applicable

Item 6. Purposes Of The Transaction And Plans Or Proposals.

(b) Use of Securities Acquired. The fractional shares acquired in the Reverse/Forward Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(c) Plans.

(1) None.

(2) None.

(3) None.

(4) None.

(5) None.

(6) Not Applicable.

(7) The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Split”, “Questions and Answers about the Reverse/Forward Split” and “Special Factors – Termination of Exchange Act Registration” is incorporated herein by reference.

(8) The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Split”, “Questions and Answers about the Reverse/Forward Split” and “Special Factors – Termination of Exchange Act Registration ” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons And Effects.

(a) Purposes. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Split”, “Questions and Answers about the Reverse/Forward Split” and “Special Factors – Reasons for the Reverse/Forward Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Information Statement under the caption “Special Factors – Strategic Alternatives Considered” is incorporated herein by reference.

(c) Reasons. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Split”, “Questions and Answers about the Reverse/Forward Split” and “Special Factors – Reasons for the Reverse/Forward Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Split”, “Questions and Answers about the Reverse/Forward Split” and “Special Factors – Federal Income Tax Consequences of the Reverse/Forward Split” is incorporated herein by reference.

Item 8. Fairness Of The Transaction.

(a) Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Split”, “Questions and Answers about the Reverse/Forward Split”, “Special Factors – Reasons for the Reverse/Forward Split”, “Special Factors – Strategic Alternatives Considered”, “Special Factors – Structure of the Reverse/Forward Split”, “Special Factors – Fairness of the Reverse/Forward Split of Stockholders” and “Special Factors – Procedural Fairness of the Reverse/Forward Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Questions and Answers about the Reverse/Forward Split”, “Special Factors – Reasons for the Reverse/Forward Split”, “Special Factors – Strategic Alternatives Considered”, “Special Factors – Structure of the Reverse/Forward Split”, “Special Factors – Fairness of the Reverse/Forward Split of Stockholders” and “Special Factors – Procedural Fairness of the Reverse/Forward Split” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Information Statement under the caption “Special Factors – Structure of the Reverse/Forward Split” is incorporated herein by reference.

(d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors. The Rule 13e-3 transaction was not approved by any directors who are not employees of the Company. All of the directors of the Company are also employees of the Company. The Rule 13e-3 transaction was approved by the unanimous consent of the directors.

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals And Negotiations.

(a) Report, Opinion or Appraisal. None.

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10. Source And Amounts Of Funds Or Other Consideration.

(a) Source of Funds. The information set forth in the Information Statement under the caption “Special Factors – Background” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the Information Statement under the caption “Special Factors – Background” is incorporated herein by reference.

(d) Borrowed Funds. Not Applicable.

Item 11. Interest In Securities Of The Subject Company.

(a) Security Ownership. The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Information Statement under the caption “Stock Purchases by the Company” is incorporated herein by reference.

Item 12. The Solicitation Or Recommendation.

(d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions “Questions and Answers about the Reverse/Forward Split” and “Special Factors – Structure of the Reverse/Forward Split” is incorporated herein by reference.

(e) Recommendations of Others. None.

Item 13. Financial Statements.

(a) Financial Statements.

(1) The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(2) The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(3) The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(4) Book value per share is $0.105 as of September 30, 2012.

(b) Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated Or Used.

(a) Solicitations or Recommendations. Not Applicable.

(b) Employees and Corporate Assets. Not applicable.

Item 15. Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. Not applicable.

(b) Not applicable.

(c) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16. Exhibits.

(a) The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b) None.

(c) None.

(d) Not applicable.

(f) The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Split” and “Special Factors – Dissenter’s and Appraisal Rights” is incorporated herein by reference.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ADVANT-E CORPORATION

By:	/s/ Jason Wadzinski
Jason Wadzinski
Title: Chief Executive Officer and Chairman of the Board

Dated: November 30, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on November 30, 2012 and incorporated herein by reference).